Filed by Union Pacific Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Motor Cargo Industries, Inc.
                                              Commission File No. 000-23341


Union Pacific Corporation used the following slide as part of the material presented at an analyst call held on October 18, 2001. A transcript of the discussion pertaining to the acquisition of Motor Cargo Industries, Inc. will be filed as soon as practicable.



                      Overnite / Motor Cargo Coverage

Revenue Growth Opportunity
Enhanced Regional Reach
Efficiency Gains

   [Map omitted depicting Overnite locations and Motor Cargo locations]



                                   * * *



                 Additional Information Regarding the Motor
                   Cargo Transaction and Where to Find It

This material is being filed pursuant to Rule 425 under the Securities Act of 1933. The material does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents, when available, in connection with the transaction described earlier: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, to be filed by Union Pacific and the solicitation/recommendation statement on
Schedule 14D-9, to be filed by Motor Cargo. Such documents will contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or in the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials, when available, and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 402-271-4227. Free copies of the Schedule 14D-9, when available, may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone:
801-299-5294.